Swoon City Music LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017	For the Period February 2, 2016 (Inception) to December 31, 2016
Cash flows from operating activities:		
Net income (loss)	(138,683)	$ (65,183)
Changes in operating assets and liabilities:		
credit card payable	-	-
Net cash used in operating activities	(138,683)	(65,183)
Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from sale of units	46,000	158,000
Net cash provided by financing activities	46,000	158,000
Net cash increase for period	(92,683)	92,817
Cash at beginning of period	92,817	-
Cash at end of period	$ 134	$ 92,817
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -